OMB APPROVAL
UNITED STATES	OMB Number: 3235-0101
SECURITIES AND EXCHANGE COMMISSION	Expires : December 31, 2009
Washington, D.C. 20549	Estimated average burden
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FORM 144	SEC USE ONLY
DOCUMENT SEQUENCE NO.
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	CUSIP NUMBER

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute a sale	WORK LOCATION
or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
American Physicians Service Group, Inc.	75-1458323	001-31434
1 (d) ADDRESS OF ISSUER	STREET	CITY STATE ZIP CODE	(e) TELEPHONE NO.
AREA CODE	NUMBER
1301 Capital of Texas Hwy. suite C-300	Austin	TX	78746	512	328-0888
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) SOCIAL SECURITY NO. OR IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	STREET	CITY STATE ZIP CODE
Kenneth S. Shifrin	###-##-####	officer	15801 Chateau	Ausitn, TX	78734

INSTRUCTION:	The person filing this notice should contact the issuer to obtain the IRS. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See inst. 3(g))
Common stock	Raymond James Tampa, FL	18,000	$337,140 (11-29-2007)	7,173,411 (11-29-2007)	11-29-2007	Nasdaq

INSTRUCTIONS:

1.

(a)

Name of issuer

3.

(a)

Title of the class of securities to be sold

(b)

Issuer’s I.R.S. Identification Number

(b)

Name and address of each broker through whom the securities are intended to be sold

(c)

Issuer’s S.E.C. file number, if any

(c)

Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d)

Issuer’s address, including zip code

(d)

Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.

(e)

Issuer’s  telephone number, including area code

(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding,

as shown by the most recent report or statement published by the issuer

2.

(a)

Name of person for whose account the securities are to be sold

(f)

Approximate date on which the securities are to be sold

(b)

Such person’s I.R.S. identification number- if such person is an entity

(g)

Name of each securities exchange, if any, on which the securities are intended to be sold

(c)

Such person’s relationship to the issuer (e.g., officer, director, 10%

stockholder, or member of immediate family of any of the foregoing)

(d)

Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Control number.

SEC 1147 (01-04)

TABLE I  -----  SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common stock	10-10-2003	Stock option exercise	American Physicians Service Group, Inc.	60,000	10-10-2003	Cash

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II  ---  SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Kenneth S. Shifrin 15801 Chateau Austin, TX 78734	Common Stock Common Stock	09-05-2007 11-07-2007	75,400 2,000	1,345,905 41,100

REMARKS:

INSTRUCTIONS:

ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

12-03-2007

/X/ Kenneth S. Shifrin

DATE OF NOTICE

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION:    Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

     SEC  1147 (01-04)